

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2011

Via E-mail
Mr. James R. Sankovitz
Chief Operating Officer, General Counsel, and Secretary
Northern Oil & Gas, Inc.
315 Manitoba Avenue — Suite 200
Wayzata, Minnesota 55391

Re: **Northern Oil & Gas, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 4, 2011
Definitive Proxy Statement on Schedule 14A
Filed May 2, 2011
File No. 0-33999**

Dear Mr. Sankovitz:

We have reviewed your filings, and your letter dated June 3, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1. We re-issue comment 1 from our letter to you dated May 19, 2011. Please file an amendment to your Form 10-K for the fiscal year ended December 31, 2010. The items amended should include Part III, Item 11 (Executive Compensation); and Part III, Item 13 (Certain Relationships and Related Transactions, and Director Independence). Please set forth the complete text of each item as amended, and include the information you provided in response to comments 2 through 5 from our letter to you dated May 19, 2011. For guidance, refer to Exchange Act Rule 12b-15 and Question 161.01 of the Exchange Act Rules Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/cfguidance.shtml#ear.

Engineering Comments

2. Your response to our prior comment number seven does not fully respond to our concerns. As we stated, you produced and sold 850 thousand barrels of oil and sold 234 million cubic feet of gas in 2010 which is a gas oil ratio of approximately 275 cubic feet of gas to a barrel of oil. However, you have estimated your total proved reserves to be 14 million barrels of oil and 10.5 Bcf of gas which is a gas oil ratio of 750 cubic feet of gas to a barrel of oil. This is almost three times the amount of gas that is actually being produced and sold from the reservoir. Please address this discrepancy more specifically. As part of your response, tell us whether Ryder Scott was aware of the amount of gas that is being flared prior to the gas being turned into the sales line and, if so, how it factored that information into its reserves estimate. It is our view that flared gas should not included in the reserves estimate

3. In regards to your response to our prior comment number eight, we requested that you provide us with an evaluation of the proved undeveloped wells in the reserve report that had no drilling costs attributed to them. By omitting prepaid drilling costs incurred as of December 31, 2010, you may have overstated proved reserves. Please provide us with an updated evaluation of your reserves with all appropriate development costs included (i.e., reflecting all prepaid drilling costs) or tell us why the exclusion of these costs is appropriate. In addition, your response states that your disclosure of development costs incurred during 2010 does not include prepaid drilling costs. Please tell us whether these costs are included as part of future development costs in your calculation of the Standardized Measure.

4. We have considered your response to our prior comment nine but do not concur. It is the staff's view that you should limit your disclosure to the number of wells that you are reasonably certain of drilling within a five year period. Please revise your document accordingly.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. James R. Sankovitz
Northern Oil & Gas, Inc.
June 17, 2011
Page 3

        You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions
about engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or
Alexandra M. Ledbetter, Staff Attorney, at (202) 551- 3317 with any other questions.

                                        Sincerely,

                                        /s/ H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director